FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  June 3, 2003

/s/ Bradford Cooke

Bradford Cooke

President

                                      Trading Symbol TSX:CCM

     Suite 800 - 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1 Tel: (604) 685-9700 Fax: (604) 685-9744

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

New Metallurgical Tests Significantly Increase Gold Recoveries

From High Grade New Polaris Ore

Vancouver, British Columbia, Canada

     January 21, 2003

Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) announces that new metallurgical test work on a mini-bulk sample of high grade gold ore from the New Polaris mine site in northwestern British Columbia has significantly increased the gold recoveries.

New Polaris is Canarc's principal gold development project.  This high grade underground mine produced almost 250,000 oz gold from 1938 to 1951 when it was thought to be mined out.  However, since 1990, Canarc has invested over US $12 million to delineate a 1.3 million oz gold resource that is still open for expansion.

Previous metallurgical studies recovered up to 90% of the gold in New Polaris ores but new flotation and leaching tests indicate up to 98.7% of the gold can now be recovered through standard procedures.  Resource Development Inc. (RDI), a widely respected metallurgical consulting company in the mining industry, has reported the following initial test results:

1.                  Approximately 150 kg of ore sample was crushed and ground to 80% passing - 200 mesh and assayed 19.5 gpt Au, 2.84% As, 1.90% S and 0.013% Sb.

2.                  A diagnostic leach test indicated that 9% of the gold is free milling, 69% is refractory associated with arsenopyrite and pyrite and the remaining 22% occurs with the quartz-carbonate matrix.

3.                  A standard flotation test recovered 83.6% of the gold into a rougher concentrate weighing 20.7% of the original sample.  Another sample was sulphidized prior to flotation and recoveries jumped to 93.8% of the gold and 93.9% of the arsenic in a rougher concentrate grading 94.2 gpt Au.

4.                  A cyanide leach test on the rougher tailings recovered approximately 80% of the remaining gold for a total recovery of up to 98.7% of the gold.

5.                  Single stage cleaner flotation work reduced the concentrate weight to 11.4% of the original sample and improved the concentrate grade to 125.9 gpt Au but gold recoveries dropped to 88.6%.

On the basis of these new test results, Canarc can consider two alternative scenarios for the gold recovery mill circuit at New Polaris.  The first scenario calls for the production of a concentrate for treatment in a bio-leach plant to recover the gold from the con and produce dore gold bars onsite.

The second scenario entails the production of a concentrate for shipping to an autoclave treatment facility to recover the gold from the con and produce dore gold bars offsite.  In both scenarios, additional gold recoveries would be achieved by putting a small cyanide leach circuit in the mill onsite to capture 80% of the gold in the tailings.

RDI will now process the remainder of the mini bulk sample to produce a bulk rougher concentrate.  A 10 kg concentrate sample will be shipped to a laboratory in South Africa that specializes in bio-leach test work.  Additional cleaner tests will also be run by RDI to characterize and optimize the flotation studies.

Bacterial leaching, or bio-leaching, of refractory gold ores has become a common pre-treatment process in the mining industry in recent years.  There are several commercial bio-leach plants currently operating in Australia and Africa.

If bio-leach tests on the New Polaris concentrates are successful in recovering most of the contained gold, then the bio-leach scenario becomes an attractive economic alternative to the autoclave scenario because it would not require road access and the capital and operating costs are significantly lower for a bio-leach plant.

Alternatively, if Redcorp proceeds with the construction of their recently-permitted Tulsequah Chief copper-zinc mine and road adjacent to New Polaris, then the autoclave scenario becomes equally attractive because shipping to an existing autoclave would significantly reduce the anticipated capital and operating costs of the New Polaris gold mine.

Once the initial bio-leach tests are completed, Canarc plans to redo the scoping study on New Polaris to re-assess the project economics.  A marked reduction of both capital and operating costs is conceivable given the two attractive scenarios that have now been developed.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company's principle asset is its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia.  Major shareholders include Barrick Gold Corp. and Echo Bay Mines Ltd.

On Behalf Of The Board Of Directors

CANARC RESOURCE CORP.

Bradford J. Cooke

President

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

                                      Trading Symbol TSX:CCM

     Suite 800 - 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1 Tel: (604) 685-9700 Fax: (604) 685-9744

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Canarc's Initial Trench Results Confirm Broad Gold

Mineralized Zone at Benzdorp Property, Suriname

Vancouver, British Columbia, Canada

         January 28, 2003

Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) reports that initial trench results from the JQA prospect area on the Benzdorp property in Suriname confirm the discovery of a broad zone of porphyry-style gold mineralization.

The bulldozer/excavator trenching program got underway in the fourth quarter of 2002 to follow-up on an extensive gold soil anomaly outlined by Canarc in 1996 and partially defined by 150 deep auger holes and three trenches in 1997.  Five new trenches have now been completed and results are as follows:

Trench

From (m)

To (m)

Width (m)

Grade (gpt)

New Trenches

TR97-02 extension

 0

142

142

 0.91

(still in mineralization at both ends)

including

76

142

 66

 1.04

TR02-01

 0

146

146

 0.80

(still in mineralization at both ends)

including

42

111

 69

 0.96

TR02-02

 0

 59

 59

 0.90

(still in mineralization at both ends)

including

34

 59

 25

 1.02

PW02-01

 0

 17

 17

 2.45

(still in mineralization at both ends)

including

10

 12

  2

10.87

PW02-02

 0

  3

  3

  0.93

Previous Trenches

TR97-01

 0

 62

 62

 1.20

(still in mineralization at both ends)

TR97-02

 0

 76

 76

  0.80

(still in mineralization at both ends)

TR97-03

 0

 19

 19

 2.68

Trenches TR97-02 (extension), TR02-01 and TR02-02 extended the width of the JQA gold mineralized zone to almost 150 m still open to the east and west and extended the length to 200 m north-south.  Sampling of porknocker workings PW02-01 and PW02-02 along the west bank of Rufin Creek indicates that the JQA gold mineralized zone could actually extend a further 400 m in width to the west of TR97-02.  Further trenching to the east is prohibited by a hard laterite cap on the hilltop and prevented to the west by steep terrain and Pointu Kreek, so broader mineralized widths can only be established by drilling.

Clearly, the porphyry-style gold mineralization discovered in the JQA prospect area appears to cover a broad area and is open in all directions.  Trench TR97-03 lies 900 m along strike south from the main JQA target and could extend the overall strike length to 1500 m.  The next phase of trenching, to get underway by month-end, will target strike extensions to the north and south of the main JQA zone.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company's principle asset is its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia.  Major shareholders include Barrick Gold Corp. and Echo Bay Mines Ltd.

On Behalf Of The Board Of Directors

CANARC RESOURCE CORP.

Bradford J. Cooke

President

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CANARC
RESOURCE CORP.
Benzdorp Property
Detail Map Area
Lawa River
1 Km
Pointu Creek
Rufin Creek
N
Trench Assay Au / Width
Tr-97-01 1.2 gpt / 62m
Tr-97-02 0.8 gpt / 76m
Tr-97-02 ext. 1.04 gpt / 66m
Tr-02-01 0.96 gpt / 69m
Tr-02-02 1.02 gpt / 25m
PW-02-01 2.05 gpt / 17m
PW-02-02 0.93 gpt / 3m
Mineralization open to North and East below creek bed and laterite cap
PW-02-01
PW-02-02
Tr-02-01
Tr-97-02
Tr-97-01
Tr-97-02 ext.
Tr-02-02
250 metres
Mineralization open to West below creek bed and laterite cap
Mineralization open to East below creek bed
Tr-97-03
> 0.25 gpt Gold in Soil
River Gravel Cover

Benzdorp Property, Suriname
JQA Grid
Trenching and Soil Geochemistry Map

                                      Trading Symbol TSX:CCM

     Suite 800 - 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1 Tel: (604) 685-9700 Fax: (604) 685-9744

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Canarc Raises $650,000 Private Placement Financing

Vancouver, British Columbia, Canada

        February 4, 2003

Canarc Resource Corp. (CCM : TSX and CRCUF : OTC-BB) announces that it has agreed to a $650,000 non-brokered private placement financing consisting of 1,250,000 units at $0.52 per unit.

Each unit will consist of one common share and one half common share purchase warrant.  Each full warrant can be exercised to purchase an additional common share at $0.63 within a two-year period.

A 7.5% finders fee will apply to a portion of the financing.  The net proceeds will be added to working capital and used in part to fund the first phase of diamond drilling on the Benzdorp property in Suriname.

Canarc Resource Corp. is a growth-oriented gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company is currently focused on developing the high grade New Polaris gold deposit in British Columbia and exploring the potentially large Benzdorp gold discovery in Suriname.  Major shareholders include Barrick Gold and Echo Bay Mines.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

                                      Trading Symbol TSX:CCM

     Suite 800 - 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1 Tel: (604) 685-9700 Fax: (604) 685-9744

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Initial Metallurgical Tests Show Excellent Gold Recoveries

From Benzdorp Saprolite Sample

Vancouver, British Columbia, Canada

       February 24, 2003

Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) reports that initial metallurgical tests show excellent gold recoveries from a 4.7 kg trench sample of saprolite mineralization in the JQA prospect area of the Benzdorp property, Suriname.

The purpose of these initial tests was to establish whether the gold content could be readily recovered from saprolite ore using simple gravity and flotation methods and without any crushing or grinding of the sample.  Almost 80% of the gold was recovered in this simple manner, indicating that the processing of saprolite ore should have very low costs on a per oz or per tonne basis.

The following test work was conducted by Process Research Associates Ltd. ("PRI"), metallurgical specialists to the mining industry:

1)

Trench sample #MTS weighed 4.7 kg and returned an initial assayed head grade of 1.20 gpt gold.

2)

It was attrition scrubbed on a Tyler 35 mesh screen, and approximately 4.5 kg (96%) passed through to form the -35 mesh fines fraction which assayed 1.5 to 2.0 gpt gold.

3)

The -35 mesh fines were run through a Falcon centrifugal concentrator at 200 G, recovering 51.5% of the gold in a single pass.

4)

The -35 mesh Falcon tails were then processed in a flotation circuit, recovering an additional 28.1% of the gold in rougher and scavenger concentrates.

5)

The +35 mesh coarse fraction was pulverized to -200 mesh and assayed 3.32 gpt gold.

6)

It was then hand panned, recovering 7.1% of the gold or an additional 0.6% of the total gold.

7)

Total gold recovery from simple gravity and flotation methods before optimization is 80.2%.

Although additional gold recoveries are still possible through optimization of the gravity and flotation circuits, PRI first recommends a test program of grinding the saprolite ore.  Because saprolite is soft and clay-rich, it has a low work index and so should be very amenable to lower cost grinding methods.

Exploration work has now re-commenced on the Benzdorp property.  Reconnaissance prospecting and sampling is underway to try and extend the known belt of gold mineralization north and south of the JQA prospect.  Additional machine trenches are planned in March to fill in the 1.5 km strike length of JQA.  A 3000 m drill contract has been signed and the first drill program should commence in April.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company's principle asset is its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia.  Major shareholders include Barrick Gold Corp. and Kinross Gold Inc.

On Behalf Of The Board Of Directors

CANARC RESOURCE CORP.

Bradford J. Cooke

President

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

                                      Trading Symbol TSX:CCM

     Suite 800 - 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1 Tel: (604) 685-9700 Fax: (604) 685-9744

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Canarc Closes $650,000 Private Placement Financing

Vancouver, British Columbia, Canada

           March 12, 2003

Canarc Resource Corp. (CCM : TSX and CRCUF : OTC-BB) has now closed its recently announced CA$650,000 private placement financing.  Most of this equity offering was taken up by existing shareholders.  The net proceeds were added to working capital in order to fund the next phase of exploration work on the Benzdorp gold property in Suriname.

An aggressive program of trenching and sampling is now underway in the JQA prospect area to follow up on the extensive gold mineralization trenched late last year and reported in January.  Additional sampling work will also be carried out to try and extend the mineralized zone along strike to the north and south.  Canarc plans to commence the first drilling program at Benzdorp in April.

Bradford Cooke, President and C.E.O., is also pleased to report that Canarc Resource Corp. is one of the featured companies of The MacReport.Net (www.macreport.net), a leading provider of online business information.  Canarc will also be part of The MacReport.Net's coverage in the March issue of Institutional Investor magazine, the premier publication for professional finance.

Canarc Resource Corp. is a growth-oriented gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company is currently focused on developing the high grade New Polaris gold deposit in British Columbia and exploring the potentially large Benzdorp gold discovery in Suriname.  Major shareholders include Barrick Gold and Kinross Gold Corporation.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

Bradford J. Cooke

President and C.E.O.

NOTE:  For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

                                      Trading Symbol TSX:CCM

     Suite 800 - 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1 Tel: (604) 685-9700 Fax: (604) 685-9744

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

TWO LARGE NEW GOLD ANOMALIES FOUND

ON BENZDORP PROPERTY, SURINAME

Vancouver, British Columbia, Canada

 May 6, 2003

A recent geochemical sampling program by Canarc Resource Corp. has defined two large new gold anomalies on the Benzdorp property in southeastern Suriname.

The JQW anomaly lies a few hundred metres west of the main JQA prospect and measures 700 m long by 100 m to 300m wide, open to the north, east and south. A total of 42 soil samples range up to 12.82 gpt and average 190 ppb (excluding the high grade samples) above a background of less than 1 ppb gold.

The JQW and Roche Kreek anomalies both lie along a 10 km long north south-trending mineralized gold belt at Benzdorp that has historically produced over one million oz gold. Anomalous samples in both of these large new gold anomalies were actually found by Canarc's reconnaissance soil sampling program in 1996 but the follow up work was only recently completed.

Five of the soil samples are particularly high grade, (12.82 gpt, 11.99, 5.31, 5.17 and 0.59 gpt gold), confirming a generally high grade northeasterly trend to the mineralization at JQW. Since the host rocks appear to be sheared, saproplitized mafic volcanics, the JQW anomaly could represent higher grade, vein-type mineralization flanking the lower grade, porphyry-style mineralization in the JQA prospect. Further evidence of a major mineralized, northeast-trending shear structure along Pointu Kreek, which separates JQW from JQA, is provided by two recent 2 m wide chip samples in porknocker pits along the creek bank, that returned 44.4 gpt and 18.0 gpt gold respectively. If continuous across Pointu Kreek, the JQA-JQW mineralized system would appear to be over 1000 m wide.

The Roche Kreek anomaly lies 4 km south of the main JQA prospect and measures 700m long and 120 m to 280 m wide, open to the north and south. A total of 22 soil samples range up to 833 ppb gold and average 234 ppb gold. It should be noted that the host rock at Roche Kreek is a diorite intrusion similar to the one hosting the JQA prospect. Copper and molybdenum are also anomalous at Roche Kreek. Therefore, the target here will likely be another porphyry-style body similar to JQA.

The geochemical sampling program is now being extended north of JQA, east into selected portions of the JQB prospect and to the south along strike from Roche Kreek. The machine trenching program has made slow progress due to heavy rainfall and equipment breakdowns. As a result, most of the bulldozer time has been focused on providing road access to drill sites for the upcoming diamond drilling program. A total of 30 drill sites have now been prepared. The diamond drill has been held in Customs but it should be released shortly pending determination of the import duties, if any.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company's principle assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the huge Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

"Bradford J. Cooke"

Bradford J. Cooke

President and C.E.O.

F or more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

       Trading Symbols  TSX: CCM and OTC-BB: CRCUF

Suite 800, 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS RELEASE

Engineering And Resource Studies Now Underway On

New Polaris Gold Mine Project, B.C.

Vancouver, B.C., Canada - May 15, 2003 - Canarc Resource Corp. announced today that engineering and resource studies are now underway on the New Polaris gold mine project in northwestern British Columbia.

The purpose of the engineering study is to evaluate the various mine development alternatives and determine which options are the most economically viable. This work should allow the Board of Directors to make an informed decision on proceeding with a feasibility program and mine development.

Canarc Resource Corp. has retained the services of Mr. Bruce Bried, P.Eng. to conduct the engineering study. Mr. Bried has a wealth of experience and expertise in operating and managing high grade, underground gold mines. He spent 12 years as Chief Engineer and Mine Manager with Dickinson Mines Ltd., now Goldcorp, in Red Lake, ON, and 10 years with Homestake, as Mine Superintendent at the David Bell, ON, and Eskay Creek, BC, mines and General Manager at the Snip, BC and Lead, SD, mines.

Bruce will be focusing on engineering aspects such as mining method (longhole vs. shrinkage), underground access (ramp vs. shaft), processing plant (concentrate shipping vs. bioleach.), and transportation options (road vs. other). Concentrate shipping was not previously considered viable but in December 2002, the neighbouring polymetallic Tulsequah Chief mine project of Redcorp received its final approval certificate from the B.C. government which gave Redcorp the right to proceed with the development of their 2500 tpd mine and 165 km access road.

Canarc has identified other transportation options that may be viable prior to the completion of the Tulsequah Chief road. We have also received expressions of interest from two companies with existing, under-capacity ore processing facilities in North America to purchase gold concentrates from New Polaris. Shipping concentrates, instead of on-site ore processing, could substantially reduce the anticipated capital and operating costs of the project.

The goal of the resource study is to refine the ore model and produce a new estimate of reserves and resources that is compliant with N.I. 43-101. The new model can then be used in the engineering study.

Canarc has retained the services of Roscoe Postle Associates Inc. to complete the resource study. Roscoe Postle has specialized in ore reserve estimation for over 20 years and has a wealth of experience and expertise in conducting resource studies on high grade underground gold mines.

Canarc personnel will work with Roscoe Postle in rebuilding the ore deposit model so that in addition to achieving the best possible geological fit, the Company can also determine what portions of the deposit can most readily be drilled to move resources into reserves and add new resources to the estimate.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company's principle assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the huge Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf Of The Board Of Directors

CANARC RESOURCE CORP.

Bradford J. Cooke

President

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.